Exhibit 99.2

ZenaTech Details ZenaWorx Drone-Based Construction Intelligence Platform Targeting AI Data Center Development

Drone-captured LiDAR, 3D progress monitoring and digital terrain modeling are designed to support construction visibility and recurring service relationships from earthworks through structural development

Vancouver, British Columbia (October 20, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today outlined the capabilities and commercial strategy behind ZenaWorx, its drone-based construction monitoring software targeting AI data centers, infrastructure and public works projects. The ZenaWorx construction monitoring software combines aerial data collection with software-based site modeling and analysis to help construction teams understand conditions on the ground, track changes over time and compare construction progress against project plans. The platform is being developed through collaboration between ZenaTech’s enterprise SaaS and Drone as a Service (DaaS) divisions.

“AI infrastructure is built in the physical world, and every phase of that build depends on accurate, repeatable measurement,” said Shaun Passley, Ph.D., CEO of ZenaTech. “With ZenaWorx, we are combining our Drone as a Service field locations network with drone data and software to give customers a consistent view of their projects from earthworks through structural development. That turns what has traditionally been a one-time survey visit into an ongoing relationship that can span the full life of a multi-year project, and we believe it could be a meaningful recurring revenue opportunity as we focus on adding customers and scaling this service across our network.”

ZenaWorx is designed to function as construction progress monitoring software, turning drone-captured LiDAR (Light Detection and Ranging) data into three-dimensional representations of construction sites. By collecting data at successive stages of construction, the platform is intended to help project teams identify differences between measured conditions and planned designs.

Its planned capabilities and applications support the work of surveyors, engineers and construction managers by providing additional measured site information such as:

•3D construction progress monitoring: Creating digital site models that help teams review structural and site development over time

•Digital terrain modeling: Representing ground elevations and surface conditions to support earthworks planning and monitoring

•Cut-and-fill measurement: Measuring the volumes of material removed or added during site preparation

•Grading assessment: Comparing measured elevations and slopes with engineering plans

•Drainage assessment support: Providing terrain information that helps qualified project professionals evaluate drainage conditions

•Repeat site comparisons: Using successive surveys to document changes and support standardized progress reporting

AI data center campuses can involve substantial land preparation, grading, drainage and phased construction, and ZenaWorx is being designed to give project teams visibility into each stage through repeat aerial data collection and software-based reporting. During initial earthworks, terrain models can support assessment of site elevations and material movement. As construction advances, updated 3D models are intended to help teams track physical progress and compare measured conditions against project plans. Underpinning this approach is a continuing record of site development, with customers able to access updated information at agreed intervals throughout a project.

ZenaWorx is being offered through ZenaTech’s Drone as a Service network, allowing customers to access drone construction monitoring services without purchasing and operating their own drone fleets. The service is designed to be subscription-based for repeat-service arrangements spanning the life of construction projects, and the platform’s terrain modeling and progress-monitoring capabilities are also intended to address commercial construction, and public works needs, including landfill earthworks and municipal infrastructure projects.

ZenaWorx was introduced in May 2026, and in August 2026 the Company announced its first paying customer for AI data center construction monitoring and the addition of beta-stage digital terrain modeling. Additional updates will be provided as ZenaWorx service and product advancements and customer milestones are achieved.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about the development, features, availability, pricing, commercialization and market adoption of ZenaWorx. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; ZenaTech’s ability to deliver products to the market as currently contemplated, including software platforms such as ZenaWorx; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; regulatory risks, including regulations governing drone operations; product development, validation and data quality and accuracy risks; customer adoption and recurring revenue opportunities; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.